Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 &NBSP;- &NBSP;PASADENA, CALIFORNIA &NBSP;91101

TEL (626) 585-5920 &NBSP;- &NBSP;FAX &NBSP;(626) 585-5929

July 16, 2018

To the Shareholders of

CNL Healthcare Properties, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC and Everest REIT Investors III, LLC are offering to purchase 8,750,000 common shares (the "Shares"), in CNL Healthcare Properties, Inc. (the "Corporation"), for cash in the amount of $7.50 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated July 16, 2018, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer represents the only third-party offer for your Shares of which we are aware. Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

•There is no public market for the Shares, and no public market is expected to develop. If you do not sell, you should be prepared to hold the Shares indefinitely.

•The Corporation has suspended its share redemption program and is evaluating possible “strategic alternatives.” The redemption program may never be reinstated.

•Our offer provides the opportunity to GET CASH for your Shares PROMPTLY AND EASILY. The Corporation’s last Annual Report states that the Shares “may continue to be illiquid and investors may, for an indefinite period of time, be unable to convert investor shares to cash easily, if at all.”

By selling your Shares, you receive a guaranteed current price for your Shares. The Corporation last estimated its value per Share at $10.32 as of December 31, 2017, but also states that there is no assurance that a stockholder would realize such amount from a liquidation of the Corporation’s assets or from future strategies for shareholder liquidity.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on August 31, 2018.

Very truly yours,

Everest REIT Investors I, LLC

Everest REIT Investors III, LLC